UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 1)*

Under the Securities Exchange Act of 1934

Trist Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

896767 10 0

(CUSIP Number)

David Weiner
12400 Venturua Blvd., Suite 327
Studio City, California 91604
(818) 385-0405

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1of 8)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896767 10 0		Page 2 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodman Management Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on a total of 89,239,920 shares of the Issuer’s common stock issued and outstanding on February 4, 2010, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 4, 2010.

CUSIP No. 896767 10 0		Page 3 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,655,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,655,628
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,655,628
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14		TYPE OF REPORTING PERSON (see Instructions) IN

(1) Based on a total of 89,239,920 shares of the Issuer’s common stock issued and outstanding on February 4, 2010, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 4, 2010.

CUSIP No. 896767 10 0		Page 4 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net Fund I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,655,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,655,628
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,655,628
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14		TYPE OF REPORTING PERSON (see Instructions) PN

(1) Based on a total of 89,239,920 shares of the Issuer’s common stock issued and outstanding on February 4, 2010, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 4, 2010.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on October 29, 2009 (“Schedule 13D”).

Item 2.  Identity and Background.

Item 2 of Schedule 13D is supplemented and amended by the information below.

This statement is being filed jointly by Woodman Management Corporation (“WMC”), a California corporation, David Weiner, a citizen of the United States, and W-Net Fund I, L.P., a Delaware limited partnership (“Fund” and together with WMC and David Weiner, the “Reporting Persons”).

WMC is a consulting firm that holds securities of the Company as described below. Fund is a holding company that holds securities of the Company as described below.  David Weiner is an investment consultant for, and is the sole director, stockholder and officer of, WMC.  David Weiner is also the general partner of Fund.

The address for Mr. Weiner, WMC and Fund is 12400 Ventura Blvd., Suite 327, Studio City, California 91604.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On April 12, 2010, WMC transferred 39,655,628 shares of Company common stock to Fund in consideration of Fund’s payment of WMC’s out of pocket expenses related to such shares actually paid by WMC through April 12, 2010.  Fund used general working capital to pay such out of pocket expenses.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of April 12, 2010, Fund beneficially owned 39,655,628 shares of Common Stock of the Company.  Assuming a total of 89,239,920 shares of the Company’s Common Stock outstanding as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, Fund’s ownership constitutes approximately 44.4% of the shares of the Company’s Common Stock issued and outstanding.  Fund shares the power to vote and direct the disposition of such securities with David Weiner.

As of April 12, 2010, David Weiner, as the general partner of Fund, may be deemed to beneficially own 39,655,628 shares of Common Stock of the Company.  Assuming a total of 89,239,920 shares of Company Common Stock outstanding as reported in the Company’s Annual Report on Form 10-K for the period ended December 31, 2009, Mr. Weiner’s beneficial ownership constitutes 44.4% of the shares of the Company’s Common Stock issued and outstanding.  Mr. Weiner shares the power to vote and direct the disposition of such securities with Fund.

On April 12, 2010, WMC ceased to be the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 7.  Material to be Filed as Exhibits.

Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

1   Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Woodman Management Corporation a California corporation

Dated: April 12, 2010	/s/ David Weiner
By: David Weiner
Its: President

Dated: April 12, 2010	/s/ David Weiner
David Weiner

W-Net Fund I, L.P. a Delaware limited partnership

Dated: April 12, 2010	/s/ David Weiner
By: David Weiner
Its: General Partner

EXHIBIT INDEX

Exhibit No.

1   Joint Filing Agreement.